**CLEARSIGHT CAPITAL ADVISORS, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

|  | Total |
| --- | --- |
| Balance, January 1, 2016 | $ 1,252,796 |
| Net income | 2,119,129 |
| Distributions | (2,450,000) |
| Balance, December 31, 2016 | $ 921,925 |

See accompanying notes.